Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended March 31,	2016	2015
Fixed charges:
Interest expense including amortization of debt discount	$167	$148
Portion of rentals representing an interest factor	24	25
Total fixed charges	$191	$173
Earnings available for fixed charges:
Net income	$979	$1,151
Equity earnings net of distributions	(21)	(13)
Income taxes	587	704
Fixed charges	191	173
Earnings available for fixed charges	$1,736	$2,015
Ratio of earnings to fixed charges	9.1	11.6

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